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AT THE COMPANY:
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Edward M. Tracy
President and Chief
Executive Officer
609-383-3333

FOR IMMEDIATE RELEASE
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April 30, 1996

               CAPITAL GAMING ANNOUNCES FINAL REGULATORY APPROVAL
                        TO SALE OF LOUISIANA SUBSIDIARY

         ATLANTIC CITY, N.J., April 30 /PRNewswire/ -- Capital Gaming International, Inc. (OTC Bulletin Board: GDFI) announced that the Louisiana State Police, Riverboat Gaming Enforcement Division, had approved the sale of its Louisiana subsidiary, Crescent City Capital Development Corp. ("Crescent City") at a hearing held in Baton Rouge, Louisiana, today. Crescent City is being sold to Casino Magic Corp. (Nasdaq: CMAG) for $50 million plus the assumption of up to $6.5 million in certain equipment liability. The transaction received the approval of the Louisiana Riverboat Gaming Commission in March of this year.

         Commenting on recent developments, Edward M. Tracy, Capital Gaming's President and CEO, stated, "The Company is pleased to have successfully achieved this final regulatory approval and thereby has satisfied all material conditions precedent of the sale of the New Orleans subsidiary which we anticipate concluding within two weeks."

         Based in Atlantic City, New Jersey, Capital Gaming International is a multi-jurisdictional casino development and management company with interests in the Native American gaming market.